Filed Pursuant to Rule 433

Registration No. 333-184137

August 8, 2013

Final Term Sheet

$700,000,000 3.850% Senior Notes due 2023

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Ratings (Moody’s / S&P)*:	Baa2/BBB

Pricing Date:	August 8, 2013

Settlement Date (T+5):	August 15, 2013

Maturity Date:	October 15, 2023

Principal Amount:	$700,000,000

Benchmark:	UST 1.750% due May 15, 2023

Benchmark Yield:	2.574%

Spread to Benchmark:	+130 bps

Yield to Maturity:	3.874%

Coupon:	3.850%

Public Offering Price:	99.792%

Net Proceeds (after estimated expenses) to the Partnership:	$693.0 million

Make-Whole Call:	T+20 bps

Call at Par:	On or after July 15, 2023

Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2014

CUSIP / ISIN:	72650RBD3 / US72650RBD35

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated DNB Markets, Inc. Mizuho Securities USA Inc.

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

BBVA Securities Inc.

BNP Paribas Securities Corp.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about August 15, 2013, which is the 5th business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Supplementing the information presented under “Use of Proceeds” and “Capitalization” at pages S-8 and S-10 in the preliminary prospectus supplement, we expect to use part of the net proceeds from this offering to repay all indebtedness outstanding under the PAA senior unsecured revolving credit facility and the PAA senior secured hedged inventory facility. The remaining net proceeds after repayment of such indebtedness will be used for general partnership purposes.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, DNB Markets, Inc. at 1-212- 681-3800 or Mizuho Securities USA Inc. at 1-866-271-7403.